FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: January 21, 2009

Exhibit 99.1

ReneSola Announces Wafer Supply Agreement with BP Solar

JIASHAN, China, January 20, 2008 – ReneSola Ltd (“ReneSola” or the “Company”), a leading Chinese manufacturer of solar wafers, today announced that it has signed a one-year wafer supply agreement with BP Solar International Inc. (“BP Solar”). Under the terms of the contract, ReneSola will supply BP Solar with 120 megawatts (“MW”) of monocrystalline and multicrystalline solar wafers in 2009 and BP Solar will supply 700 metric tonnes of polysilicon to ReneSola.

“We are pleased to extend our relationship with BP Solar, one of the world’s leading solar companies” commented Mr. Xianshou Li, ReneSola’s chief executive officer. “This contract demonstrates our continuing efforts to strengthen ties with existing global customers and expand our international business beyond Asia.”

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

About BP Solar

BP Solar, part of BP Alternative Energy, is a global company with over 2300 employees. BP Solar designs, manufactures and markets products which use the sun’s energy to generate electricity for a wide range of applications in the residential, commercial and industrial sectors. With over 30 years of experience and installations in more than 160 countries, BP Solar is one of the world’s leading solar companies with solar cell and module manufacturing plants in Bangalore, India; Madrid, Spain; and Frederick, MD, USA; and module manufacturing in Xi’an, China. In Frederick it also has casting and wafering facilities. BP Solar invests more than $10m annually in photovoltaic research and development.

BP Alternative Energy, launched in November 2005, combines all of BP’s interests in low and zero-carbon energy including wind, solar, hydrogen power with carbon capture and storage and biofuels for low carbon transport and distributed energy for emerging markets.

BP is one of the world’s largest energy companies, with interests in more than 100 countries and over 96,000 employees.

Safe Harbor Statement

This press release may contain statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Charles Bai
ReneSola Ltd
Tel:	+86 (573) 8477-3061
E-mail:	charles.bai@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86 (10) 8520-6284
E-mail:	derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith
Ogilvy Financial, New York
Tel:	+1 (212) 880-5269
E-mail:	thomas.smith@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited, London
Tel:	+44 (0) 20-7601-6100
E-mail:	tim.feather@hansonwesthouse.com / richard.baty@hansonwesthouse.com